SilverCrest Reports Third Quarter 2024 Financial Results
Strong Free Cash Flow Continues, Supporting 29% Growth in Treasury Assets
TSX: SIL | NYSE American: SILV                               For Immediate Release
VANCOUVER, BC – November 12, 2024 – SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce its financial results for the three months ended September 30, 2024 (“Q3 2024”). This release provides additional operational results to supplement the October 10, 2024 release of Q3 2024 operational highlights from the Company’s Las Chispas Operation (“Las Chispas” or “Las Chispas Operation”) located in Sonora, Mexico. All amounts herein are presented in United States Dollars (“US$”), unless otherwise stated.
N. Eric Fier, CEO, commented, “We are pleased to deliver another quarterly record for both revenue and mine operating earnings, as well as one of our best quarters to date for both operating and free cash flow. Our results were supported by strong metal prices, impressive sales quantities and all-in sustaining costs that were well below the low end of our 2024 guidance. Mining rates continued to benefit from having two underground contractors, a dynamic we plan to maintain into Q1 2025 as part of our strategy to manage single asset risk and create additional operational flexibility. These results once again showcase the quality and consistency of our asset and operating team.
Free cash flow per share remains a strong testament of our performance, increasing 49% to $0.24 per share(1) from already strong levels in Q2 2024. This performance led to a 29%, or $35.9 million, increase in treasury assets(1) to end the quarter with $158.2 million. With this exceptional quarter, we remain firmly on track to perform inline or better than our 2024 annual guidance for sales, cash costs, and all-in sustaining costs.”
Q3 2024 Highlights
•Recovered 14,928 ounces (“oz”) gold (“Au”) and 1.4 million oz silver (“Ag”), or 2.6 million oz silver equivalent (“AgEq”)(2).
•Sold 15,204 oz Au and 1.5 million oz Ag (2.7 million oz AgEq) at average realized prices of $2,472 per oz Au(1) and $29.48 per oz Ag(1). Total sales of 7.9 million oz AgEq for the nine months ended September 30, 2024 (“YTD”) positions the Company to meet or exceed the top end of 2024 sales guidance of 10.0 million to 10.3 million oz AgEq.
•Record quarterly revenue of $80.4 million which exceeded Q2 2024 revenue of $72.7 million.
•Record mine operating earnings of $47.0 million representing a 59% operating margin(1), exceeded the $41.5 million and 57% operating margin achieved in Q2 2024.
•Adjusted earnings(1) of $26.3 million, or $0.18 per share, which is largely consistent with the $24.9 million, or $0.17 per share in Q2 2024. Adjustments were largely related to deferred taxes, unrealized losses on derivative currency contracts, and transaction and integration costs.
•Net earnings were $9.5 million, or $0.06 per share, compared to $6.5 million, or $0.04 per share, in Q2 2024.
•Cash costs of $8.85 per oz AgEq(1) in Q3 2024 decreased from $8.87 in Q2 largely due to increased sales volume. Cash costs of $8.28 per oz AgEq YTD were below 2024 guidance of $9.25 to $9.75 per oz AgEq.
•All-in sustaining costs (“AISC”) of $13.72 per oz AgEq(1) decreased from Q2 2024, due largely to planned lower sustaining capital expenditures. AISC of $14.50 per oz AgEq (1) YTD is below the low end of guidance of $14.90 to $15.75 per oz AgEq.
•Mining rates increased to 1,350 tonnes per day (“tpd”), a 23% increase from Q2 2024, benefiting from the ongoing engagement of two mining contractors at site throughout the quarter.

•Average daily mill throughput increased to 1,324 tpd due to capacity testing performed in the quarter. With testing complete in August, throughput has returned to the range of 1,200 tonnes per day for the remainder of the year.
•Operating cash flow of $44.2 million, or $0.30 per share, increased from $39.6 million, or $0.27 per share, in Q2 2024 largely from higher metal prices. Operating cash flow before changes in working capital in the quarter was $37.8 million or $0.25 per share(1). Both figures are net of the payment of taxes and duties, which totaled $12.1 million.
•Free cash flow generation of $36.2 million, or $0.24 per share(1), for the quarter increased by $11.9 million from $24.3 million, or $0.16 per share, in Q2 2024.
•Ended the quarter with total treasury assets of $158.2 million(1) ($120.9 million cash and $37.4 million in bullion), an increase of 29% from $122.3 million at the end of Q2 2024. Gold and silver continued to be the best performing currencies in our treasury assets with a mark to market increase of $3.0 million in the quarter.
(1)Refer to the “Non-GAAP Financial Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(2)Silver equivalent (“AgEq”) ratio used in this news release of 79.51:1 based on the Las Chispas Operation Technical Report dated September 5, 2023, with an effective date of July 19, 2023 (the “2023 Technical Report”).
Third Quarter Operating Performance
The following operating performance refers to adjusted earnings, operating cash flow per share (basic), free cash flow, free cash flow per share (basic), cash costs, AISC, and treasury assets which are described in more detail in the “Non-GAAP Financial Measures" section of this news release.

		Three months ended September 30,		Nine months ended September 30,
OPERATIONAL	Unit	2024	2023	2024	2023
Ore mined	tonnes	124,229	83,800	309,985	222,300
Underground development	kilometres (“km”)	4.4	3.3	13.3	9.6
Ore milled(1)	tonnes	121,775	114,500	325,793	326,900
Average daily mill throughput	tpd	1,324	1,245	1,193	1,197

Gold
Average grade	grams per tonne (“gpt”)	3.87	4.35	4.35	4.42
Recovery	%	98.5%	98.3%	98.5%	98.1%
Recovered	oz	14,928	15,700	44,950	45,600
Sold	oz	15,204	14,500	44,704	42,100

Silver
Average grade	gpt	366	413	416	427
Recovery	%	98.3%	98.1%	98.2%	96.1%
Recovered	million oz	1.41	1.49	4.28	4.31
Sold	million oz	1.45	1.53	4.30	4.34

Silver equivalent
Average grade	gpt	674	759	762	778
Recovery	%	98.4%	98.2%	98.4%	97.0%
Recovered	million oz	2.60	2.74	7.85	7.93
Sold	million oz	2.66	2.68	7.85	7.69

		Three months ended September 30,		Nine months ended September 30,
FINANCIAL	Unit	2024	2023	2024	2023
Revenue	$ millions	$80.4	$63.8	$216.8	$183.8
Cost of sales	$ millions	$(33.3)	$(26.4)	$(90.8)	$(72.5)
Mine operating earnings	$ millions	$47.0	$37.5	$126.0	$111.4
Earnings for the period	$ millions	$9.5	$29.9	$49.9	$80.8
Earnings per share (basic)	$/share	$0.06	$0.20	$0.34	$0.55
Adjusted earnings for the period	$ millions	$26.3	$28.5	$88.9	$82.8
Adjusted earnings per share (basic)	$ millions	$0.18	$0.19	$0.60	$0.56
Operating cash flow	$ millions	$44.2	$43.8	$82.6	$122.2
Operating cash flow per share (basic)	$/share	$0.30	$0.30	$0.56	$0.83
Free cash flow	$ millions	$36.2	$34.0	$49.2	$97.0
Free cash flow per share (basic)	$/share	$0.24	$0.23	$0.33	$0.66
Cash costs(2)	$/oz AgEq	$8.85	$7.47	$8.28	$7.43
AISC(2)	$/oz AgEq	$13.72	$12.23	$14.50	$11.94
				September 30, 2024	December 31, 2023
Cash and cash equivalents	$ millions			$120.9	$86.0
Bullion	$ millions			$37.4	$19.2
Treasury assets	$ millions			$158.2	$105.2
(1)Ore milled includes material from stockpiles and ore mined.
(2)Q3 2023 figures have been recast to align with the presentation of the current period. For the three and nine months ended September 30, 2024, cash costs increased by $2.5 million and $4.7 million, respectively, from the exclusion of adjustments for corporate salaries and other expenses, and changes in inventories.
Mine
In the quarter, a total of 124,229 tonnes were mined from the underground. Mining rates in Q3 2024 averaged 1,350 tpd, a 23% increase from Q2 2024, and above the originally targeted 2024 exit rate of 1,050 tpd. The Company completed 4.4 km of horizontal and vertical underground development, 0.7 km ahead of plan. Mining rates continued to benefit from having two mining contractors working simultaneously at site, a dynamic the Company plans to maintain through the end of Q1 2025 as part of a continued strategy to manage single asset risk and create additional operational flexibility.
Plant
Process plant throughput averaged 1,324 tpd in Q3 2024, benefiting from successful capacity testing of the plant in its current configuration at 1,500 tpd for 20 days.
Mill throughput returned to planned rates of 1,200 tpd by the end of the quarter and is expected to continue to run at this level for the remainder of the year. Process plant availability was 97.0% for the quarter, better than plan.
Average processed grades of 3.87 gpt Au and 366 gpt Ag, or 674 gpt AgEq compared to Q2 2024 grades of 4.36 gpt Au and 418 gpt Ag, or 765 gpt AgEq. As planned, grades in the quarter were lower than in Q2 2024 to balance increased throughput while maintaining consistent recovered ounces.
Average process recoveries in Q3 2024 were 98.5% Au and 98.3% Ag, or 98.4% AgEq, consistent with Q2 2024 and above design estimates.
Production
The Company produced 2.6 million oz AgEq in Q3 2024, largely in line with the 2.7 million oz AgEq in Q2 2024.
Sustaining Capital
Sustaining capital expenditures totaled $7.9 million in Q3 2024, which as expected, declined from $15.3 million in Q2 2024. Sustaining capital has totaled $33.4 million YTD and is expected to finish this year towards the top end of the 2024 guidance of $40.0 million to $44.0 million.

Cash Costs and AISC
During the quarter, cash costs averaged $8.85 per oz AgEq, in line with Q2 2024 cash costs of $8.87 per oz AgEq.
Cash costs YTD 2024 averaged $8.28 per oz AgEq, positioning the Company below the low end of 2024 cash cost guidance of $9.25 to $9.75 per oz AgEq.
AISC averaged $13.72 per oz AgEq in Q3 2024, 19% lower than in Q2 2024 ($16.88 per oz AgEq) as a result of lower planned sustaining capital expenditures. AISC YTD of $14.50 per oz AgEq, positions the Company below the low end of annual AISC guidance of $14.90 to $15.75 per oz AgEq.
Exploration
During Q3 2024, the Company continued drilling activities at Las Chispas to support mineral resource growth with approximately 12,500 metres completed between conversion drilling (60%) and near mine targets (40%). In addition, efforts continued with regional field-based evaluation of greenfield targets.
Program expenditures of $2.5 million and $11.5 million for Q3 2024 and YTD 2024, respectively, put the Company in line to finish the year at the top end of the 2024 guidance range of $12.0 million to $14.0 million.
Selected Q3 2024 Financial Results
Revenue
During Q3 2024, the Company sold a total of 15,204 oz Au and 1.5 million oz Ag at average realized prices of $2,472 per oz Au and $29.48 per oz Ag, generating another quarter of record revenue of $80.4 million. During Q2 2024, the Company sold a total of 14,500 oz Au and 1.4 million oz Ag at average realized prices of $2,237 per oz Au and $27.84 per oz Ag, generating revenue of $72.7 million. The Company achieved record revenue in Q3 2024 due to higher metal prices and sales quantities relative to Q2 2024.
Net Earnings
Q3 2024 net earnings of $9.5 million, or $0.06 per share, increased compared to net earnings of $6.5 million, or $0.04 per share in Q2 2024. Similarly to Q2 2024, net earnings in the quarter were negatively impacted by declines in the Mexican peso. Income tax expense of $25.8 million recorded in the quarter was similar to $26.2 million in Q2 2024, with both quarters impacted by non-cash deferred tax expenses resulting from declines in the Mexican peso. Q3 2024 net earnings were also impacted by transaction and integration costs of $3.4 million.
Q3 2024 adjusted earnings of $26.3 million, or $0.18 per share, increased compared to adjusted earnings of $24.9 million or $0.17 per share in Q2 2024. This increase was primarily related to $5.5 million in higher mine operating earnings, partially offset by $4.4 million in higher current tax expense.
Cash Flow
In Q3 2024, cash flow generated by operating activities was $44.2 million, or $0.30 per share, an increase compared to $39.6 million, or $0.27 per share, in Q2 2024. Operating cash flow before changes in working capital was $37.8 million or $0.25 per share which compares to $31.8 million or $0.22 per share in Q2 2024.
During the quarter, the Company remitted $12.1 million in tax installments that will be attributable to 2024 payable income taxes. YTD tax payments totaled $52.7 million. Guidance for total tax payments in 2024 (including payments for 2023 taxes) was $56.0 to $63.0 million based on metal prices of $1,850 per oz Au and $22.80 per oz Ag and Mexican peso to US dollar of 17:1. With higher realized metal prices throughout the year, the Company expects total tax payments to be in the upper end or exceed this guidance.
During the quarter, the Company made payments of $10.4 million for mineral properties, plant and equipment, of which $7.9 million was related to sustaining capital expenditures and the remainder related to non-sustaining brownfield exploration capital expenditures at Las Chispas. This compares with $19.5 million of payments made for mineral property, plant and equipment in Q2 2024.
Q3 2024 free cash flow of $36.2 million, or $0.24 per share, increased 49% from $24.3 million, or $0.16 per share, in Q2 2024 as a result of increased operating cash flow and a planned reduction in sustaining capital expenditures.
Financial Position
As at September 30, 2024, the Company had treasury assets of $158.2 million ($120.9 million cash and $37.4 million in bullion), an increase of $35.9 million from $122.3 million at the end of Q2 2024 ($98.3 million cash and $24.0 million bullion). The Company remains debt free with access to an undrawn $70.0 million revolving facility.

Bullion assets increased by $13.3 million, or 56%, during the quarter as a result of $10.3 million in bullion purchases plus $3.0 million in mark-to-market increases from improved metal pricing.
The Company’s working capital was $190.4 million on September 30, 2024, reflecting a $22.3 million increase from June 30, 2024. This growth is attributed to continued increases of cash and bullion balances, driven by strong operating cash flow resulting from strong operating performance.
Environmental, Social and Governance (“ESG”)
In Q3 2024, SilverCrest completed the latest phase of the reconstruction of the local sewage system in Arizpe with a total of 700 meters of new pipe installed. Work on other water related infrastructure projects in communities local to Las Chispas was paused, as planned, during the quarter due to seasonable rain and has since resumed.
During the quarter, the Company released its second annual ESG Report. The 2023 ESG Report offered further insight into SilverCrest’s continued commitment to working with stakeholders to identify areas where contribution and Company lead initiatives can make the most meaningful impact.
Efforts to integrate renewable solar power at Las Chispas are progressing. With the permitting process underway SilverCrest expects to transition to using solar power in Q1 2025.
Subsequent Events
On October 4, 2024, SilverCrest and Coeur Mining Inc. (“Coeur”) announced that they have entered into a definitive agreement whereby Coeur will acquire all of the issued and outstanding shares of SilverCrest pursuant to a plan of arrangement (the “Transaction”). Pursuant to the Transaction, SilverCrest shareholders will receive 1.6022 Coeur common shares for each SilverCrest common share. The special meeting and management information circular relating to the Transaction is expected to be available in Q4 2024, with the Transaction expected to close in late Q1 2025.
As a result of the Transaction and quarter end reporting, a blackout was in place which prevented the exercise of some expiring options, including 149,800 held by executives and Board of Directors. It is expected that these options, along with 163,750 expiring in late December 2024, will be exercised and the maximum number of shares sold will be those needed to cover the cost of the options and any tax obligations. with the remainder locked up as per the Transaction.
Q3 2024 Conference Call
A conference call to discuss the Company’s Q3 2024 operational and financial results will be held Wednesday, November 13, 2024 at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call, please dial the numbers below.
Date & Time:     Wednesday November 13, 2024 at 8:00 a.m. PT / 11:00 a.m. ET

Telephone:    North America Toll Free: 1-800-274-8461
        Conference ID: SILVER (745837)
Webcast:     https://silvercrestmetals.com/investors/presentations/
ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC. The Company’s principal focus is its Las Chispas Operation in Sonora, Mexico. SilverCrest has an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering, and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

For Further Information: SilverCrest Metals Inc.
Contact: Telephone: Fax: Toll Free: Email: Website:	Lindsay Bahadir, Senior Manager Investor Relations and Organizational Effectiveness +1 (604) 694-1730 +1 (604) 357-1313 1-866-691-1730 (Canada & USA) info@silvercrestmetals.com www.silvercrestmetals.com
570 Granville Street, Suite 501 Vancouver, British Columbia V6C 3P1
Non-GAAP Financial Measures
Management believes that the following non-GAAP financial measures will enable certain investors to better evaluate the Company's performance, liquidity, and ability to generate cash flow. These measures do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.
Average realized gold and silver price
Average realized gold and silver price per ounce is calculated by dividing the Company’s gross revenue from gold or silver sales for the relevant period by the gold or silver ounces sold, respectively. The Company believes the measure is useful in understanding the metal prices realized by the Company throughout the period. The following table reconciles revenue and metal sold during the period with average realized prices:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Gold revenue	37,580	28,005	100,935	81,361
Gold ounces sold during the period	15,204	14,500	44,704	42,100
Average realized gold price (per oz sold)	$2,472	$1,931	$2,258	$1,933

Silver revenue	42,791	35,823	115,823	102,449
Silver ounces sold during the period	1,451,493	1,530,000	4,299,493	4,341,000
Average realized silver price (per oz sold)	$29.48	$23.41	$26.94	$23.60
Capital expenditures
Capital expenditures are classified into sustaining capital expenditures or non-sustaining capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures are those required to support current production levels. Non-sustaining capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase production or extend mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of AISC.
The following table reconciles payments for mineral properties, plant and equipment, and equipment leases to sustaining and non-sustaining capital expenditures:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Payments for mineral properties, plant and equipment	$10,449	$13,081	$44,797	$33,930
Payments for equipment leases	37	11	84	82
Total capital expenditures	10,486	13,092	44,881	34,012
Less: Non-sustaining capital expenditures	(2,543)	(3,256)	(11,455)	(8,892)
Sustaining capital expenditures	$7,943	$9,836	$33,426	$25,120

Free cash flow
Free cash flow subtracts sustaining capital expenditures from net cash provided by operating activities, serving as a valuable indicator of our capacity to generate cash from operations post-sustaining capital investments. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Operating cash flow (1)	$44,166	$43,801	$82,618	$122,165
Less: sustaining capital expenditures	(7,943)	(9,836)	(33,426)	(25,120)
Free cash flow	$36,223	$33,965	$49,192	$97,045
Free cash flow per share (basic)	$0.24	$0.23	$0.33	$0.66
Weighted average shares outstanding (basic)	148,585	146,776	147,759	147,067
(1)For the three and nine months ended September 30, 2024, operating cash flow has been adjusted to include $0.1 million and $1.7 million, respectively, in interest paid and $0.7 million and $2.8 million, respectively, in interest received which was previously presented in financing and investing activities, respectively.
Working capital
Working capital is calculated as current assets less current liabilities. The Company uses working capital as a measure of the Company’s operational efficiency and short-term financial health.
Operating margin
Operating margin is calculated as mine operating earnings divided by revenue. The Company uses Operating Margin as a measure of the Company's profitability. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Revenue	$80,371	$63,828	$216,758	$183,810
Mine operating earnings	47,033	37,460	125,998	111,359
Operating margin	59%	59%	58%	61%
Operating cash flow before change in working capital
The Company uses operating cash flow before change in working capital to determine the Company’s ability to generate cash flow from operations, and is calculated by adding back the change in working capital to operating cash flow as reported in the consolidated statements of cash flows.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Operating cash flow (1)	$44,166	$43,801	$82,618	$122,165
Less: change in working capital	(6,394)	(4,268)	4,539	(4,106)
Operating cash flow before change in working capital	$37,772	$39,533	$87,157	$118,059
Operating cash flow per share (basic)	$0.30	$0.30	$0.56	$0.83
Operating cash flow before change in working capital per share (basic)	$0.25	$0.27	$0.59	$0.80
Weighted average shares outstanding (basic)	148,585	146,776	147,759	147,067
(1)For the three and nine months ended September 30, 2024, operating cash flow has been adjusted to include $0.1 million and $1.7 million, respectively, in interest paid and $0.7 million and $2.8 million, respectively, in interest received which was previously presented in financing and investing activities, respectively.

Treasury assets
SilverCrest calculates treasury assets as cash and cash equivalents plus bullion as reported in the consolidated statements of financial position. Management believes that treasury assets provide a useful measure of the Company's most liquid assets that can be used to settle short-term obligations or provide liquidity. Treasury assets are calculated as follows:

	September 30 2024	December 31 2023
Cash and cash equivalents	$120,864	$85,964
Bullion	37,374	19,191
Treasury assets	$158,238	$105,155
Cash costs
Cash costs include production costs, and government royalties. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on a site basis.
AISC
All-in sustaining costs, a non-GAAP financial measure, starts with cash costs and includes general and administrative costs, reclamation accretion expense and sustaining capital expenditures. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on an overall company basis.
Cash costs and AISC are calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Production costs	$23,153	$19,728	$64,036	$56,168
Government royalties	404	319	980	927
Total cash costs (1)	23,557	20,047	65,016	57,095
General and administrative expenses	4,885	2,808	15,017	9,222
Reclamation accretion expense	126	132	402	355
Sustaining capital expenditures	7,943	9,836	33,426	25,120
Total AISC	$36,511	$32,823	$113,861	$91,792
Silver equivalent ounces sold (koz)	2,660	2,683	7,854	7,688
Cash costs (per AgEq sold)	$8.85	$7.47	$8.28	$7.43
AISC (per AgEq sold)	$13.72	$12.23	$14.50	$11.94
(1)2023 Figures have been recast to align with the current period’s presentation. For the three and nine months ended September 30, 2024, cash costs increased by $2.5 million and $4.7 million, respectively, from the exclusion of adjustments for corporate salaries and other expenses, and changes in inventories.

Adjusted earnings
Adjusted earnings and adjusted basic earnings per share (collectively, "Adjusted Earnings") are presented to remove items that are unrelated to ongoing operations. These metrics do not have a standardized definition under IFRS Accounting Standards and should not be considered as a substitute for results prepared in accordance with IFRS Accounting Standards. Other companies may calculate Adjusted Earnings differently. Adjusted Earnings excludes the tax-effected impact of transaction and integration costs, unrealized gains and losses on foreign currency derivative contracts, gains or losses from the disposal of mineral properties, plant and equipment, and deferred taxes.

	Three months ended September 30,		Nine months ended September 30,		Three months ended June 30,
	2024	2023	2024	2023	2024
Net earnings	$9,508	$29,936	$49,866	$80,803	$6,494
Increase (decrease) due to:
Transaction and integration costs	3,435	—	3,435	—	—
Unrealized losses on foreign currency derivative contracts	4,218	—	7,732	—	4,062
Mineral properties, plant and equipment gains	—	—	(20)	—	(20)
Current tax effect from adjusting items	(380)	—	(380)	—	—
Deferred tax (recovery) expense	9,503	(1,389)	28,306	1,998	14,335
Adjusted earnings	26,284	28,547	88,939	82,801	24,871
Weighted average shares outstanding (in 000's) Basic	148,585	146,776	147,759	147,067	147,728
Adjusted basic earnings per share	$0.18	$0.19	$0.60	$0.56	$0.17
Forward-Looking Statements
This news release contains “forward-looking statements” and “forward-looking information” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the proposed Transaction, including the terms of the Transaction, anticipated completion of the Transaction, the receipt of required approvals, and the satisfaction of closing conditions; the Company’s 2024 guidance and outlook; the amount of future production of gold and silver over any period; the strategic plans and expectations for the Company’s operation, exploration program and ESG related projects; working capital requirements; expected recoveries; expected cash costs and outflows, Au and Ag prices and currency exchange rates. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: present and future business strategies; continued commercial operations at the Las Chispas Operation; the environment in which the Company will operate in the future, including the price of gold and silver; estimates of capital and operating costs; production estimates; estimates of mineral resources, mineral reserves and metallurgical recoveries and mining operational risk; the reliability of mineral resource and mineral reserve estimates; mining and development costs; the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to exploration programs; and effects of regulation by governmental agencies and changes in Mexican mining legislation. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; fluctuations in gold and silver prices and currency exchange rates; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Qualified Persons Statement
The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, CEO for SilverCrest, who has reviewed and approved its contents.